FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: June 6, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Monday, June 6, 2005, Vancouver, B.C.	Symbol “AKV”: TSX Venture Exchange SEC Form 20F Registration CIK: 1194506

ACREX LAUNCHES COPPER/SILVER PROGRAM

REFERENDUM PROPERTY, BC

Acrex Ventures Ltd. (AKV-TSX Venture) (“Acrex”) is pleased to announce that it has commenced the 2005 exploration program on its 850 hectare Referendum Copper property, located in the West Kootenay Region of southeastern British Columbia.

The proposed two-phase 2005 exploration program on the Referendum property is designed to further explore several copper mineralized outcrops that were discovered and trenched during previous exploration of the property for gold by a previous holder.  A recent three meter long chip sample taken by Acrex, across the apparent width of one of the malachite-stained outcrops, returned an assay value of 4.44% copper and 13.0 g/tonne silver (see Acrex news release dated February 14, 2005).  Acrex has undertaken a re-evaluation of soil geochemical results obtained from the previous work.  Plotting of these results indicates large areas of elevated copper in soil over a 1.5 kilometer length.

Phase I exploration will concentrate on following up zones of elevated copper in soil, with mapping, prospecting, and ground magnetometer surveys.  Several historic trenches containing malachite staining were also noted during recent property site visits.  These will be mapped and sampled during this stage of exploration.

The Phase II program will commence following completion of Phase I.  It is anticipated that Phase II will run from July to August 2005 and will include trenching and diamond drilling of targets defined by Phase I.  Drilling is proposed to commence in early July 2005.  Permitting is now in place for the Phase II program.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

For further information on the Company’s projects, go to www.acrexventures.com.

 Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.